January 20, 2012	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 11 to Registration Statement on Form S-1
Filed January 12, 2012
File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated January 19, 2012 (the “Comment Letter”) with respect to Amendment No. 11 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on January 12, 2012 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 12 to the Registration Statement (“Amendment No. 12”) that are marked to indicate changes from the Registration Statement filed on January 12, 2012.

Consolidated Financial Statements

1.

We note that you have concluded that a more appropriate approach is to expense the amount calculated as the fair value of the consideration in the exchange with Athena. Please revise your financial statements to label the interim September 30, 2011 financial information as restated and provide the disclosure required by ASC 250-10-50-7 to -11.

RESPONSE: In Amendment No. 12, we have revised our financial statements to include the correct labels (restated), and to include the disclosures required under the referenced accounting guidance.

*  *  *  *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jeffrey Riedler, Assistant Director

January 20, 2012

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642 8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Paul D. Chestovich

Paul D. Chestovich

Enclosures

cc:	Jon Sabes
Jon Gangelhoff